EXHIBIT 99.6

April 23, 2003

Mr. Hollis L. Harris

Chief Executive Officer
World Airways, Inc.
101 World Drive
HLH Building
Peachtree City, Georgia 30269

Re:	Application for a Loan Guarantee Under the

Air Transportation Safety and System Stabilization Act

Dear Mr. Harris:

      This letter refers to the application of World Airways, Inc. (the “Applicant”), dated June 27, 2002 as supplemented (the “Application”), for a Federal loan guarantee under the Air Transportation Safety and System Stabilization Act, Pub. L. No. 107-42, 115 Stat. 230 (the “Act”) and the regulations promulgated thereunder, 14 CFR Part 1300 (the “Regulations”). The Applicant has requested a Federal loan guarantee in connection with a $30 million financing. The Air Transportation Stabilization Board (the “Board”) is asked to participate by providing a loan guarantee of $27 million, representing 90 percent of the total financing.

      The Board has carefully considered the Application under the standards set out in the Act and the Regulations. The Board’s consideration has included a review and analysis of the Application by the Board’s staff and the Board’s financial and industry consultants. Based on its review, the Board has determined that, except as noted below, the Application meets the requirements for a Federal loan guarantee under the Act and the Regulations. In particular, the Board has determined that the Applicant has demonstrated a reasonable assurance that it will be able to repay the loan according to its terms.

      Relying upon the information set forth in the Application and information conveyed to Board staff during recent discussions with the Applicant, the Board has determined to extend an offer of a guarantee, subject to satisfaction, as determined by the Board in its sole discretion, of all the conditions in the Act and the Regulations and the following:

•	Terms must include certain structural and financial enhancements acceptable to the Board.

•	Certain issues involving collateral must be resolved.

•	The Board must receive additional compensation in amounts and on terms acceptable to the Board.

•	Final loan documents, certifications, the warrant and registration rights agreement, and appropriate opinions of counsel, all in form and substance satisfactory to the Board, remain to be negotiated by the Board. The Board may require control rights, representations, warranties, covenants (including, without limitation, covenants relating to the Applicant’s financial ratios), anti-dilution protections and registration rights in connection with the warrants, and other customary lending provisions which are different from or in addition to those described in the Summary of Indicative Terms and Conditions included in the Application. All the conditions referred to in the Summary of Indicative Terms and Conditions must be satisfied.

      The Board will continue to perform business and legal due diligence as the transaction progresses. The Board’s willingness to issue the guarantee, and the specific terms it may require in the loan documents, are subject, therefore, to on-going due diligence and the Board’s satisfaction with the results thereof, in particular, with respect to the Applicant’s participation in the CRAF program. In the event that the Board discovers any materially negative information concerning the Applicant not currently known to it, the Board in its sole discretion may decline to issue its loan guarantee. The issuance of the Board’s loan guarantee is subject also to the absence, in the sole judgment of the Board, of any material adverse change in the condition (financial or otherwise), business, property, operations, prospects, assets or liabilities of the Applicant, or in the Applicant’s ability to repay the loan between the date of the Application and the date the loan guarantee is issued.

Mr. Hollis L. Harris
April 23, 2003

      The Board and Board staff look forward to working with you toward the successful completion of this transaction and are prepared to devote all of the resources necessary to accomplish this end.

Sincerely,

Daniel G. Montgomery
Executive Director

cc:	Edward M. Gramlich

Kirk K. Van Tine
Peter R. Fisher